Filed by: Great Plains Energy Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc.

Commission File Number: 001-03523

Subject Company: Great Plains Energy Incorporated

Commission File Number: 001-32206

Subject Company: Monarch Energy Holding, Inc.

Commission File Number: 132-02816

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AUGUST 10, 2017 / 1:00PM, GXP - Q2 2017 Great Plains Energy Inc Earnings Call

C O R P O R A T E   P A R T I C I P A N T S

Kevin E. Bryant Great Plains Energy Incorporated - CFO and SVP of Finance & Strategy

Lori A. Wright Great Plains Energy Incorporated - VP of Corporate Planning & IR, Treasurer

Terry D. Bassham Great Plains Energy Incorporated - Chairman, CEO & President

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Ali Agha SunTrust Robinson Humphrey, Inc., Equity Analyst

Brian J. Russo Ladenburg Thalmann & Co. Inc., Equity Analyst

Charles J. Fishman Morningstar Inc., Equity Analyst

Christopher James Turnure JP Morgan Chase & Co, Equity Analyst

Paul Patterson Glenrock Associates LLC - Analyst

Paul Thomas Ridzon KeyBanc Capital Markets Inc. - VP and Equity Research Analyst

P R E S E N T A T I O N

Operator

Good day, ladies and gentlemen, and welcome to the Second Quarter 2017 Great Plains Energy Earnings Conference Call. (Operator Instructions) As a reminder, this conference is being recorded. I would now like to introduce your host for today’s conference, Ms. Lori Wright, Vice President of Investor Relations and Treasurer. Ma’am, you may begin.

Lori A. Wright - Great Plains Energy Incorporated - VP of Corporate Planning & IR, Treasurer

Thank you, Skylar. Good morning, everyone, and welcome to Great Plains Energy’s Second Quarter 2017 Earnings Conference Call. We appreciate that you are joining us this morning.

On the call today, we have Terry Bassham, Chairman, President and Chief Executive Officer, and Kevin Bryant, Senior Vice President, Finance and Strategy, and Chief Financial Officer. Other members of our management team are also with us and will be available during the question-and-answer portion of today’s call.

Today’s discussion will include forward-looking information and the use of non-GAAP financial measures. Slide 2 and the disclosure in our SEC filings contain a list of some of the factors that could cause future results to differ materially from our expectations. A reconciliation of the non-GAAP financial measures can be found in the appendix. We issued our second quarter 2017 earnings results press release and 10-Q after market closed yesterday. These items, along with today’s webcast slides and supplemental financial information for the quarter, are available on the main page of our website at greatplainsenergy.com.

As summarized on Slide 4, Terry will begin today’s call with an update on our pending merger with Westar, legislative and regulatory priorities and a review of our strategic plan. Kevin will then discuss our financial results for the quarter and year-to-date period.

With that, I will now hand the call to Terry who will begin on Slide 6.

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AUGUST 10, 2017 / 1:00PM, GXP - Q2 2017 Great Plains Energy Inc Earnings Call

Terry D. Bassham - Great Plains Energy Incorporated - Chairman, CEO & President

Thanks, Lori, and good morning, everybody. I’ll start my prepared comments with a brief update on our merger with Westar.

We’re very happy that our revised agreement with Westar preserves the compelling strategic financial benefits of combining our 2 companies. Put very simply, the merger of equals that we have announced creates the ability to drive shareholder returns without adding leverage to the balance sheet and filing rate cases to increase cost to our customers.

As we announced in early July, the transaction will be

be significantly accretive for both Great Plains Energy and Westar enable us to drive top-quartile total shareholder returns with targeted 6% to 8% compound EPS growth from 2016 to 2021 based on Westar’s 2016 actual EPS of $2.43 provide a stronger platform for attractive dividend growth

offer an improved credit profile, that, including no transition debt -- transaction debt as well as a strong balance sheet and financial profile consistent with strong investment-grade credit ratings, and deliver significant cost savings, leveraging our complementary and contiguous service territories, shared generation assets and expanded footprint.

With our announced stock-for-stock merger, our previously completed acquisition financing is no longer needed. Since the announcement, we’ve made substantial progress on the financing unwind. We redeemed the debt issued to finance the original transaction, and we expect to complete redemption of the current outstanding mandatory convertible preferred stock a week from today. Finally, we terminated the remaining bridge commitment and the mandatory convertible preferred stock purchase agreement.

The revised MOE structure results in a strengthened credit profile. Over the last several weeks, the rating agencies have recognized this improvement as Great Plains Energy received a 1 notch upgrade from Moody’s, and S&P placed Great Plains Energy and its utility subsidiaries on positive outlook.

This improved credit profile will create the financial flexibility for targeted investments and capital returns. As we’ve stated previously, in each of the first 2 years after closing, we expect to repurchase approximately 30 million shares of common stock to return excess cash to shareholders and maintain a balanced capital structure.

The strength of the merger of equals structure allows us to commit to upfront rate credits of at least $50 million and a commitment to maintain a strong workforce across the combined companies’ operations with no involuntary layoffs, a commitment to Topeka and Wichita and community giving.

Although we were disappointed to receive the Kansas Corporation Commission’s order in April, it does provide a clear roadmap toward approval. We believe we have directly addressed the Commission’s concerns as described in that order. And we continue to work directly with regulatory staff in both Kansas and Missouri as well as other parties to gain necessary approvals as quickly as possible. Our goal with the KCC is to conclude the regulatory process earlier than the 300-day maximum allowed by statute.

We plan to make the required state and federal regulatory filings in the coming weeks. Also, we anticipate filing our joint proxy and S-4 next month, and we expect to conduct our special shareholder meeting to approve the transaction late in the fourth quarter.

In short, Slide 6 highlights that we continue to work toward completing the transaction and expect a timely close in the first half of 2018. We remain confident about the financial and strategic benefits this combination will deliver, and we’ll keep you updated on our progress.

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AUGUST 10, 2017 / 1:00PM, GXP - Q2 2017 Great Plains Energy Inc Earnings Call

Slide 7 reviews our regulatory priorities. Bottom line, we will maintain an intense focus on earning our allowed returns in all jurisdictions to optimize capital allocation and offer attractive risk-adjusted returns.

We continue to sharpen our focus on capital allocation, and we’ll invest in rate base consistent with our existing regulatory frameworks, based on the returns and risks related to each opportunity.

Regulatory lag has been a material ongoing challenge in Missouri. Our efforts to move the state beyond its centurial regulatory framework remain a priority. We have been encouraged by the level of dialogue around the need to reform among our policy makers and, more recently, the actions of Governor Greitens to call lawmakers back for a special session to address measures, including utility legislation. However, until we move beyond the legislative impasse utility legislation has faced the last several sessions, our strategy is to respond to our existing regulatory frameworks and prioritize our capital accordingly.

Finally, we will continue with our planned rate applications in all jurisdictions by early 2018 for recovery of infrastructure investments and to true-up our cost structure. We’ll keep you updated as decisions are made.

Turning to Slide 8. The strategic priorities that have supported our growth remain unchanged. We remain committed to promoting economic strength in our region, enhancing the experience for our customers and creating value for our shareholders.

One key initiative underway that highlights this commitment is our shift toward a cleaner, more efficient and sustainable generation profile by transitioning from primarily fossil-based generation to renewable and carbon-free generation. In fact, we expect to meet nearly 45% of our retail customers’ energy needs through noncarbon emitting resources in the coming years.

Wind energy resources have become a much more economic generation source for our region. This cost-effective resource sits in our backyard and has allowed us to quietly build a substantial renewable energy portfolio. We are on track to increase our portfolio to more than 1,450 megawatts or approximately 20% of our generating capacity by the end of 2017.

Our recently announced, announcement of plans to retire 6 generating units at Montrose, Lake Road and Sibley stations will allow us to cease burning coal at almost 25% of the coal fleet and is expected to reduce our carbon dioxide output by millions of tons in the coming years. These units, which represent our remaining smaller, older power plants have served our customers well, providing the region with low-cost power for over 50 years. After much consideration, it was clear though that retiring these units was the most cost-efficient way to meet our customers’ energy needs, while also driving O&M savings to allow us to improve earned returns.

With that now, I’ll turn the call over to Kevin, and he’ll review our quarterly results.

Kevin E. Bryant - Great Plains Energy Incorporated - CFO and SVP of Finance & Strategy

Thanks Terry, and good morning, everyone. I’ll begin with an overview of our financial performance on Slide 10.

Adjusted earnings for the quarter were $0.43 per share compared with $0.55 a year ago. Year-to-date adjusted earnings were $0.56 per share compared with $0.72 last year.

As detailed on the slide, the $0.12 decrease for the quarter was driven by cool weather, lower throughput disincentive from energy efficiency programs and higher depreciation. These impacts were partially offset by an increase in weather-normalized demand. The unfavorable weather impact, when compared to normal, was approximately $0.01 for the quarter.

For the year-to-date period, adjusted earnings per share decreased $0.16 to $0.56 driven by several of the same factors impacting the quarter. The unfavorable weather impact, when compared to normal, was approximately $0.09 for the year-to-date period. In short, results were in line with our financial performance expectations for the year.

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AUGUST 10, 2017 / 1:00PM, GXP - Q2 2017 Great Plains Energy Inc Earnings Call

Turning to Slide 11, I’ll touch on the Kansas City economy where the unemployment rate is below the national average and has notched 72 consecutive months of job growth through the end of the quarter.

For the 12 months ended June 30, weather-normalized demand was flat, net of an estimated impact of 0.7% from our own company-sponsored energy efficiency programs. Our demand trends reflect both the economic stability of our service territory and the significant impacts traditional increases in efficiency and the success of our energy efficiency programs continue to have on overall electricity sales.

During the same period, our customer base grew by 1.2% due to consistent job growth and an 11% increase in single-family home starts year-to-date through June 30, as compared to a year ago. The employment market remains favorable and single-family housing permits continue to climb, providing headroom for continued expansion. These indicators bode well for continued growth in our service territory. The appendix to our slides provides additional detail on weather-normalized demand trends. Bottom line, we remain encouraged by the broader economic climate in our region.

That concludes our prepared remarks. Thank you for your time this morning. We are now happy to answer any questions you may have.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And our first question comes from Ali Agha with SunTrust.

Ali Agha - SunTrust Robinson Humphrey, Inc., Equity Analyst

Terry, in your opening remarks, I thought I heard you say that the $50 million of customer refunds, you mentioned that as an initial amount. So does that imply that you’re willing to give more refunds, if required, to move the merger forward? And related to that, any initial feedback from the staff on the proposal asset together?

Terry D. Bassham - Great Plains Energy Incorporated - Chairman, CEO & President

Yes. Couple of things there. First, our meetings with the staff and consumer groups and interveners in total have gone very well. We certainly don’t have any commitments yet and haven’t made our filing yet. But certainly, through our filing, which addressed the concerns of the commission in Kansas, in particular, our description and plan to file something consistent with those concerns has been well received, and we’ve had good discussions. So we will continue to do that.

In terms of the size of the initial $50 million, what I’ll remind you of, is that we originally expected our rate cases in ‘18 to be about a year after the merger would have been approved. Instead, it’s going to kind of be in the middle of the process. And we’ve got some ongoing savings effectively because we’ve kept positions open. So there will likely be some effect in that initial case from merger savings, if you will, from that process. So likely, the combined will be more than $50 million. So that was just a way to say from a commission order perspective, they wanted very clear savings identified, and we wanted to be sure and do that upfront. By the end, we’ll have those rate cases as well.

Ali Agha - SunTrust Robinson Humphrey, Inc., Equity Analyst

And then secondly, assuming that you’ll hit your merger synergy targets that you laid out for us and assuming that there is no change in the legislative framework in Missouri. Do those synergies alone allow you to start to earn your authorized return in Missouri? And related to that, is there any scenario that you see, as you model this out, where you may end up overearning on the Kansas side?

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AUGUST 10, 2017 / 1:00PM, GXP - Q2 2017 Great Plains Energy Inc Earnings Call

Terry D. Bassham - Great Plains Energy Incorporated - Chairman, CEO & President

Yes. The way we expect this to work, number one, is from a Missouri perspective, any legislative or regulatory changes would be upside to our discussion. So, although we’re encouraged about the process, which has moved along in each successive year, we’re not quite there and haven’t bet on that or planned on that, if you will, for next year, but we do see that as an upside. Having said that, we’ve made it clear that if change doesn’t occur, we’re going to have to make adjustments to how we allocate capital and manage around that lag in Missouri, which is different than Kansas. And we’ll do that. So we’ll continue to see that.

Number two, from your other side of the question, remember that a majority of the synergy savings, if you will, a lot of it’s going to be back-office/support services and that gets allocated based on different allocators, whether it be customers or assets. So we would see Missouri benefiting, obviously, from this as well, which would help us, again, earn a return in Missouri.

And no, I think the way we’ve been able to look at this so far is we see us earning our full return, but as the synergies come through over time, we don’t necessarily see that we overearn. But we’ll, obviously, manage through that. And to the extent we get into that kind of situation, we’ll be talking to our regulators about those issues as well.

Ali Agha - SunTrust Robinson Humphrey, Inc., Equity Analyst

And last question. In terms of the rate case cycle, so as you mentioned, you will file late ‘17, early ‘18 as the next round. And then after that should we assume that through the ‘21 period at least, there are no plans for any further filings?

Terry D. Bassham - Great Plains Energy Incorporated - Chairman, CEO & President

That’s correct. Our proxy will detail some of that stuff, but we don’t see the need for another rate case driver, given rate base additions and synergies combined in the forecast period.

Operator

Our next question comes from Brian Russo with Ladenburg Thalmann.

Brian J. Russo - Ladenburg Thalmann & Co. Inc., Equity Analyst

Terry, you mentioned earlier the Governor’s special session, and you commented on improving utility regulation. But was that topic actually discussed during that special session? Or was this special session focused on the regional economy and attracting jobs and offering industrial customers attractive electric rates?

Terry D. Bassham - Great Plains Energy Incorporated - Chairman, CEO & President

Yes, his initial callback included both that, which was particularly focused on the smelter down south, but also included enabling language, which was consistent with our discussions in the prior session. That did get removed from the conversation after it got started. So it didn’t make it to the finish line. But the Governor’s willingness to include that in that initial callback was encouraging. And we think he will continue to be supportive of our efforts next year.

Brian J. Russo - Ladenburg Thalmann & Co. Inc., Equity Analyst

So can he order another special session? Or is it just kind of going to roll into the legislature?

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AUGUST 10, 2017 / 1:00PM, GXP - Q2 2017 Great Plains Energy Inc Earnings Call

Terry D. Bassham - Great Plains Energy Incorporated - Chairman, CEO & President

He can, technically. I think he has now had a couple of callbacks. And I don’t know for sure, but my sense is probably given the time of the year we’re at, it’s less likely he would call another special session. Certainly, not likely to call another special session, particularly focused on utility issues.

Operator

And our next question comes from Chris Turnure with JPMorgan.

Christopher James Turnure - JP Morgan Chase & Co, - Equity Analyst

I wanted to ask on the pro forma rate base growth, how important FERC level transmission is to that. I think you recently had a Transource project that was announced in the PJM region and you guys have that JV, Westar has the JV with Berkshire Hathaway. How important is that to rate base growth? And are there synergy opportunities there despite the existence of the JVs?

Terry D. Bassham - Great Plains Energy Incorporated - Chairman, CEO & President

Yes. The transmission spend for the combined company is an important part of the profile. I would say the FERC piece of that is probably lesser of the growth. So you’re right. You outlined kind of the FERC side. And when I say, FERC side, I mean, Rule 2000 piece. And we really like our joint venture with AEP. Transource continues to be successful when those opportunities come. But there is a large piece of Westar’s independent transmission spend that’s not part of that. It’s their own upgrade of the transmission system, which runs through their FERC process, but it’s not a competitive Rule 2000 piece. Did that make sense?

Christopher James Turnure - JP Morgan Chase & Co, - Equity Analyst

Yes.

Terry D. Bassham - Great Plains Energy Incorporated - Chairman, CEO & President

Great.

Christopher James Turnure - JP Morgan Chase & Co, - Equity Analyst

Okay. And then my second question is around wind investment in Missouri. One of your peers is really heavily leaning on this potential future opportunity, presumably with general rate case recovery. But could you just give me a sense as to, if you had any conversations around that with the commissioners and, obviously, your plate is full right now. But is that something that you would think about in the relatively near future as a growth opportunity for the company?

Terry D. Bassham - Great Plains Energy Incorporated - Chairman, CEO & President

Well, what I would say is that the opportunity to own and/or execute on a purchase power agreement for wind is available to us. I would say, at this point, our ability to enter into an agreement which lowers cost for customers is something that we’re very focused on. And again, the need for rate base growth is a driver for earnings, it’s really not our focus. Again, it’s available, but that’s not really our focus. So we’ll evaluate those opportunities as always. We’re happy that right in our own backyard are wind opportunities and will continue to be that way. But right now, our focus is much more on our ability to reduce cost for our customers through lowering our cost of generation overall.

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AUGUST 10, 2017 / 1:00PM, GXP - Q2 2017 Great Plains Energy Inc Earnings Call

Christopher James Turnure - JP Morgan Chase & Co, - Equity Analyst

Certainly. And then, I guess, it would probably not be worth the effort if the regulators were not interested in getting some kind of rider mechanism to recover that, so you wouldn’t have -- you would be able to invest, but you wouldn’t have to rely on the general rate case process to get recovery?

Terry D. Bassham - Great Plains Energy Incorporated - Chairman, CEO & President

So if we -- again, this is a reminder. If we -- in the past recent additions, we went through a PPA process that would go through our fuel factor. So it doesn’t require a general rate case. We don’t have a mechanism to pass through renewables on some pass-through or expedited basis stand-alone. So it would require a general rate case. And that’s kind of driven our focus on the PPAs for now.

Kevin E. Bryant - Great Plains Energy Incorporated - CFO and SVP of Finance & Strategy

Chris, I would add. This is Kevin. Our focus is on earning our allowed returns, as Terry mentioned. We think the Westar transaction offers us the opportunity to do that. To the extent investment opportunities are wise and where we can do that in a way that continues to allow us to earn our return, with things like riders, we would be very focused on that. But we don’t -- we’re very focused on earning that return and would not do anything that would materially deter our ability to do that.

Operator

The next question comes from Charles Fishman with Morningstar.

Charles J. Fishman - Morningstar Inc. - Equity Analyst

Terry, in Missouri, you’ve had a partner for regulatory reform, the other large investor on utility. Obviously, for them not going -- not having the merger savings, is this still a priority for you? I won’t say it’s not a priority. You’ve obviously made it very clear it is, but it’s -- the regulatory lag is less painful because of the merger savings. Does this change the dynamics of how you work with the other utilities in Missouri? I mean, do you let them do more of the heavy lifting? Or anything different about the way you’re going to go about this next round?

Terry D. Bassham - Great Plains Energy Incorporated - Chairman, CEO & President

No. This doesn’t change at all our both commitment to shareholders and to the fairness of actually earning what the allowed return in the state of Missouri. And certainly, not our commitment to work with Ameren shoulder to shoulder to get, again, what we think is modern, normalized regulatory policy. Again, we’re not asking for things that are unusual. We’re trying to kind of catch up to the rest of the country. What has happened is, is that we’ve -- we look for other ways to earn our returns. And just as Ameren has talked about having to invest other than in Missouri, we have the same issue. And I think, the merger allows us to generate savings, which helps us to earn our returns as well. And so there’s different strategies for doing that. But in terms of the commitment to get it right and to get it done, certainly, not changed that focus at all.

Charles J. Fishman - Morningstar Inc. - Equity Analyst

Last time you were done in by a filibuster. So it’s just a small group that is preventing this reform. Is there any progress to maybe changing the hearts of the a few of the minds -- few of the people?

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AUGUST 10, 2017 / 1:00PM, GXP - Q2 2017 Great Plains Energy Inc Earnings Call

Terry D. Bassham - Great Plains Energy Incorporated - Chairman, CEO & President

Well, you rightly point out that we had the vote, if you will. I mean, you never know until they’re cast. But we believe we had the votes to move forward. And so there was a small group that slowed the process down and ultimately came to a halt. We continue to have those conversations, we continue to work with those centers and others. And we continue to think that there is opportunity to address their concerns. Obviously, we’re in that period where we can have some of those conversations without legislation being right in front of us. And we’ll do that until the beginning of the session and then we expect some form of legislation to be responsive to whatever the current issues are at that time. I don’t really today have an idea of what that might be come January, when that time period comes. But, again, we work with Ameren, work with our legislators and our communities, and we’ll be ready to move forward in January.

Charles J. Fishman - Morningstar Inc. - Equity Analyst

Okay. I -- obviously, the merger is #1 before. This is important too.

Terry D. Bassham - Great Plains Energy Incorporated - Chairman, CEO & President

Very, very important. You’re correct.

Operator

(Operator Instructions) And our next question comes from Paul Ridzon with KeyBanc.

Paul Thomas Ridzon - KeyBanc Capital Markets Inc. - VP and Equity Research Analyst

I just had a question. The $50 million refund, is that going to be, I just want a clarification, is that going to be part of the rate case? In other words, you will offer that as part of the rate case? Or will it be a separate track?

Terry D. Bassham - Great Plains Energy Incorporated - Chairman, CEO & President

No. What I was saying was we had clearly said that it’s at least $50 million. So we’re talking about a $50 million credit for all customers to, again, meet the merger standard, if you will, from Kansas, if there are clear, identifiable and certain benefits from the mergers that are known from the very beginning. It’s a credit that would come regardless of the rate case. My point was that, when we said at least, there are rate cases which it looks like now would include some benefits because of the positions we’ve held open that might flow through as well. So there’s likely to be more than that as a fact of just the way the process is working now with an additional year’s worth of work year. But now that would be separate. Those would be, and again, the rate case would be what it would be. That would be a cost of service true-up.

Paul Thomas Ridzon - KeyBanc Capital Markets Inc. - VP and Equity Research Analyst

So you’ll have something like a $50 million refund. And then as part of the rate case, you will effectively lower your ask because of these savings you found.

Terry D. Bassham - Great Plains Energy Incorporated - Chairman, CEO & President

Yes. Exactly. Our estimates, I believe, for the first 12 months, year, was in the $35 million to $45 million or so range. But how much of that, again, will have occurred kind of inherently from our process, I don’t know, for sure. But whatever hits the test year would flow through and reduce the ask that otherwise would have existed.

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AUGUST 10, 2017 / 1:00PM, GXP - Q2 2017 Great Plains Energy Inc Earnings Call

Paul Thomas Ridzon - KeyBanc Capital Markets Inc. - VP and Equity Research Analyst

And then in the quarter, you had a pretty good pickup from customer growth near about $0.05. Is that unusual? Or what should we expect going forward? Or what are you seeing? What you spent for the first half.

Kevin E. Bryant - Great Plains Energy Incorporated - CFO and SVP of Finance & Strategy

Yes, so remember year-over-year, we also had a really hot second quarter last year. So we don’t overly extrapolate from the demand trends one quarter over another quarter. But we have continued to see strong economic climate here in Kansas City with the housing starts from the job growth that I mentioned. And I think, we’ve talked about expecting our demand growth to grow between 0.5% to 1% before the impact of our energy efficiency programs. So we think we’re still in line with that. Our economy is never going to be the fastest grower, but it’s showing pretty solid signs of growth in our service territory.

Paul Thomas Ridzon - KeyBanc Capital Markets Inc. - VP and Equity Research Analyst

So maybe some of that $0.05 is inaccuracy of the weather normalization?

Kevin E. Bryant - Great Plains Energy Incorporated - CFO and SVP of Finance & Strategy

Yes. I wouldn’t say it that way. But, certainly, I wouldn’t draw a -- too far conclusions from one quarter’s results. But I think if you think about it over -- on a yearly basis, that 0.5% to 1% growth -- low growth before the impact of our energy efficiency programs is a good place to start. So I’m not ready to declare a victory or a move off of that demand growth expectation moving forward based on this quarter’s results.

Terry D. Bassham - Great Plains Energy Incorporated - Chairman, CEO & President

Yes. We talked about before a lot of weather normalization and extreme nature of that can cause some oddities and, certainly, July was extremely warm. We actually had above-normal weather in June this year, but it was well below last year and overall been affected by weather the first half of the year. So just always cautious on how we describe that. But we are encouraged by the economic engine from a jobs perspective here in the Kansas City area.

Paul Thomas Ridzon - KeyBanc Capital Markets Inc. - VP and Equity Research Analyst

And have you ever quantified the leverage to a 100 basis points of growth from the EPS standpoint?

Kevin E. Bryant - Great Plains Energy Incorporated - CFO and SVP of Finance & Strategy

The leverage.

Paul Thomas Ridzon - KeyBanc Capital Markets Inc. - VP and Equity Research Analyst

Earnings impact of 1% growth.

Kevin E. Bryant - Great Plains Energy Incorporated - CFO and SVP of Finance & Strategy

So 1% of that -- $0.05 to $0.10 of EPS from 1% of growth.

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AUGUST 10, 2017 / 1:00PM, GXP - Q2 2017 Great Plains Energy Inc Earnings Call

Operator

And our next question comes from Paul Paterson with Glenrock Associates.

Paul Patterson - Glenrock Associates LLC - Analyst

So just on the merger proceeding. Should we think of the potential for a settlement being impacted by the filing of the rate cases? In other words, you guys would probably have to file the rate cases in order to come to some sort of global settlement? Or how should we think about that, I guess?

Terry D. Bassham - Great Plains Energy Incorporated - Chairman, CEO & President

Yes. No, we don’t know yet. So we do have one example. In the Empire case, they had a rate case that was coincident in timing with the merger discussions. And that ultimately was resolved within the context of the discussion on the merger. So it -- they are separate issues. It could -- the merger filing could give us an opportunity to settle those rate cases or it could be that it causes them to run separately. The key for us is to be transparent, get them filed, get the discussion opened, so the commission can see all that and be aware of it all at the same time. So sometimes it helps to have that for settlement, sometimes it’s better to keep them separate and not mix issues, but we’ll get the filing made on the merger and then we will be able to talk to the staff over the course of the next couple of months and see what seems to work best.

Paul Patterson - Glenrock Associates LLC - Analyst

Okay. And then in terms of the Missouri legislation, as you know, this has been going on for years, and we’ve been having filibusters. It seems -- I don’t know, I’ve forgotten when they started, but it seems like it’s been going on for some time now. And I watched the special session and I guess, what I’m wondering is, what increases your confidence with respect to this process when as watchers of this process, we’ve found time and time again that just these guys don’t budge, they’re just -- they aren’t being convinced and, I guess, it’s a fault of politicians question there. I mean, help me out with that?

Terry D. Bassham - Great Plains Energy Incorporated - Chairman, CEO & President

Well, I don’t think I said I had an increased expectation of our ability to address these issues. I said, we’re going to continue to fight because it’s the right thing to do. Certainly, I’ll remind you that with any major legislation, it’s likely to take a couple of sessions or more to first introduce it, educate folks, begin to work on a bill that addresses all the issues of the parties, and we’ve actually done that. So we started out with that several years ago, and then we developed legislation 2 years ago and started with a piece of legislation this year and it developed. And then we developed different ways to go at it as well. So we continue to evaluate how to address the concerns. You are correct. There are a small group of legislators who have very firm opinions, and we’ll just have to continue to work with them to see if there is a way to do that. I’m always cautious to suggest that the upcoming session is the session. What I will tell you is that we’re right, it’s appropriate and that we will continue to fight and argue for that. And I think we’ve got a lot of success in that process. We haven’t got to the finish line yet, and that continues to be the chore.

Paul Patterson - Glenrock Associates LLC - Analyst

Okay. Fair enough. And then just remind me, the 0.5% to 1% of sales growth that you guys projected and this is all by energy efficiency. What’s the energy efficiency number. Again, I apologize.

Kevin E. Bryant - Great Plains Energy Incorporated - CFO and SVP of Finance & Strategy

I think we said about 0.7%, was what we’ve seen in a trailing 12-month impact. Yes. That’s been consistent the last several years.

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AUGUST 10, 2017 / 1:00PM, GXP - Q2 2017 Great Plains Energy Inc Earnings Call

Paul Patterson - Glenrock Associates LLC - Analyst

Okay. Is that your energy efficiency? Or is that just the total energy efficiency that you see?

Kevin E. Bryant - Great Plains Energy Incorporated - CFO and SVP of Finance & Strategy

No. That’s our company-sponsored programs where, MEEIA in Missouri, where we invest in MEEIA and get recovery of that through a rider also. So remember there is a rider mechanism that allows us to get recovery for our cost, that throughput disincentive and then we saw a performance incentive in 2016.

Paul Patterson - Glenrock Associates LLC - Analyst

Right. But what about just general customer usage. What trends are you seeing there outside of your programs?

Terry D. Bassham - Great Plains Energy Incorporated - Chairman, CEO & President

Yes. So we’re seeing customer growth. We are seeing reduction in customer use per customer across all of our customer classes. That’s been offset by customer growth, and that’s what’s resulting in that net demand growth that we’ve talked about.

Paul Patterson - Glenrock Associates LLC - Analyst

Okay. So I apologize for being slow. So the 0.7%, we’re talking about some amount above that that’s the total amount of energy efficiency, correct?

Terry D. Bassham - Great Plains Energy Incorporated - Chairman, CEO & President

Right. That would be embedded in our overall assumption for low growth.

Operator

At this time, I am showing no further questions. I would like to turn the call back over to Mr. Terry Bassham for closing remarks.

Terry D. Bassham - Great Plains Energy Incorporated - Chairman, CEO & President

All right. Thank you, everybody, for dialing in. And, obviously, we’ve got lot of things going on with the merger. We’ll keep you updated as we get filings made and look forward to talking to you in the future. Thank you much.

Operator

Ladies and gentlemen, thank you for your participation in today’s conference. This does conclude the program. You may now disconnect. Everyone, have a great day.

Editor

Forward-Looking Statements

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AUGUST 10, 2017 / 1:00PM, GXP - Q2 2017 Great Plains Energy Inc Earnings Call

Statements made in this communication that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to the anticipated merger transaction of Great Plains Energy Incorporated (Great Plains Energy) and Westar Energy, Inc. (Westar Energy), including those that relate to the expected financial and operational benefits of the merger to the companies and their shareholders (including cost savings, operational efficiencies and the impact of the anticipated merger on earnings per share), the expected timing of closing, the outcome of regulatory proceedings, cost estimates of capital projects, redemption of Great Plains Energy’s convertible preferred stock, dividend growth, share repurchases, balance sheet and credit ratings, rebates to customers, employee issues and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy is providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and Westar Energy; changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates that the companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital and the effects on derivatives and hedges, nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including, but not limited to, cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s and Westar Energy’s ability to successfully manage and integrate their respective transmission joint ventures; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; the ability of Great Plains Energy and Westar Energy to obtain the regulatory and shareholder approvals necessary to complete the anticipated merger or the imposition of adverse conditions or costs in connection with obtaining regulatory approvals; the risk that a condition to the closing of the anticipated merger may not be satisfied or that the anticipated merger may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated merger; the costs incurred to consummate the anticipated merger; the possibility that the expected value creation from the anticipated merger will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; the credit ratings of the combined company following the anticipated merger; disruption from the anticipated merger making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated merger; and other risks and uncertainties.

This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy, Westar Energy and Monarch Energy Holding, Inc. (Monarch Energy) will file with the Securities and Exchange Commission (SEC) in connection with the anticipated merger. Other risk factors are detailed from time to time in quarterly reports on Form 10-Q and annual reports on Form 10-K filed by Great Plains Energy, KCP&L and Westar Energy with the SEC. Each forward-looking statement speaks only as of the date of the particular statement. Monarch Energy, Great Plains Energy, KCP&L and Westar Energy undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Monarch Energy will file a Registration Statement on Form S-4, that includes a joint proxy statement of Great Plains Energy and Westar Energy, which also constitutes a prospectus of

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AUGUST 10, 2017 / 1:00PM, GXP - Q2 2017 Great Plains Energy Inc Earnings Call

Monarch Energy. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY MONARCH ENERGY, GREAT PLAINS ENERGY AND WESTAR ENERGY WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR ENERGY, MONARCH ENERGY AND THE PROPOSED MERGER.

Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus when available and other documents filed by Monarch Energy, Great Plains Energy and Westar Energy with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents are also available free of charge from Westar Energy’s website (http://www.westarenergy.com/) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in Proxy Solicitation

Great Plains Energy, Westar Energy and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar Energy’s shareholders with respect to the proposed merger. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 23, 2017. Information regarding the officers and directors of Westar Energy is included in an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on April 28, 2017. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed merger. Free copies of these documents may be obtained as described in the paragraphs above.

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